UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 Amendment No. 1
JD.com, Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.00002 per share
(Title of Class of Securities)

47215P106
(CUSIP Number)
Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.00002 per share. No CUSIP has been assigned to the ordinary shares.

CUSIP No. 47215P106	13D/A	13D

1.	NAME OF REPORTING PERSON HUANG RIVER INVESTMENT LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 516,883,597
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 516,883,597

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 516,883,597
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.25%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Calculation is based on the number in Row 11 above divided by the total number of Class A Shares outstanding as of June 20, 2016, which was 2,432,653,305, the sum of (1) 144,952,250 Class A Shares issued by the issuer to Wal-Mart Stores, Inc. on June 20, 2016, as reported on the issuer’s Form 6-K filed June 21, 2016, and (2) 2,287,701,055 Class A Shares reported as outstanding as of December 31, 2015 in the issuer’s Form 20-F filed with the Securities and Exchange Commission on April 18, 2016. This calculation does not include the outstanding Class B Shares of the issuer.

CUSIP No. 47215P106	13D/A	13D

1.	NAMES OF REPORTING PERSONS TENCENT HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 516,883,597
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 516,883,597

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 516,883,597
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.25%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) HC

(1) Calculation is based on the number in Row 11 above divided by the total number of Class A Shares outstanding as of June 20, 2016, which was 2,432,653,305, the sum of (1) 144,952,250 Class A Shares issued by the issuer to Wal-Mart Stores, Inc. on June 20, 2016, as reported on the issuer’s Form 6-K filed June 21, 2016, and (2) 2,287,701,055 Class A Shares reported as outstanding as of December 31, 2015 in the issuer’s Form 20-F filed with the Securities and Exchange Commission on April 18, 2016. This calculation does not include the outstanding Class B Shares of the issuer.

13D/A

This Amendment No. 1 to statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on June 9, 2014 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Statement”), and is being filed on behalf of Tencent Holdings Limited, a Cayman Islands company (“Tencent”), and Huang River Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“Huang River”, together with Tencent, the “Reporting Persons”) in respect of the Class A ordinary shares, par value US$ 0.00002 per share (the “Class A Shares”) of JD.com, Inc., a company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”).

This Amendment No. 1 is being filed by the Reporting Persons to report changes to the beneficial ownership as a result of (i) certain open market purchases of the Issuer’s American Depositary Shares, each representing two Class A Shares, by Huang River (the “Open Market Purchases”) and (ii) change in the aggregate number of outstanding Class A Shares of the Issuer as reported in its latest filings with the Securities and Exchange Commission.

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. All capitalized terms used in the Amendment No. 1 but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer

The second paragraph of Item 1 of the Statement is hereby amended and restated in its entirety as follows:

The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing two Class A Shares, are listed on the NASDAQ Stock Market under the symbol “JD.” The Reporting Persons beneficially own 516,883,597 Class A Shares (including 15,319,102 ADSs representing 30,638,204 Class A Shares).

Item 2. Identity and Background

Appendix A to the Original Schedule 13D is hereby amended and restated in its entirety by Appendix A attached hereto, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following at the end thereof:

On December 8, 2014, Huang River purchased an aggregate of 6,302,521 ADSs, representing 12,605,042 Class A Shares, in the Open Market Purchases for an aggregate $149,999,999.80 in cash. Between March 3, 2016 and March 7, 2016 (both days inclusive), Huang River purchased an aggregate of 1,000,000 ADSs, representing 2,000,000 Class A Shares, in the Open Market Purchases for an aggregate of $25,809,682.7 in cash. Between August 12, 2016 and August 18, 2016 (both days inclusive), Huang River purchased an aggregate of 8,016,581 ADSs, representing 16,027,162 Class A Shares, in the Open Market Purchases for an aggregate of $199,255,753 in cash. Huang River used funds from an affiliate, which is a wholly owned subsidiary of Tencent, to pay for the Open Market Purchase.

Item 4. Purpose of Transaction

The following paragraph shall be inserted as the second paragraph of Item 4 of the Statement:

On December 8, 2014, Huang River purchased an aggregate of 6,302,521 ADSs, representing 12,605,042 Class A Shares, in the Open Market Purchases. Between March 3, 2016 and March 7, 2016 (both days inclusive), Huang River purchased an aggregate of 1,000,000 ADSs, representing 2,000,000 Class A Shares, in the Open Market Purchases. Between August 12, 2016 and August 18, 2016 (both days inclusive), Huang River purchased an aggregate of 8,016,581ADSs, representing 16,027,162 Class A Shares, in the Open Market Purchases. These securities were acquired by the Reporting Persons for investment purposes.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(b) of the Statement are hereby amended and restated in its entirety as follows:

(a)-(b) As of the date of this Statement, each Reporting Person may be deemed to have beneficial ownership and shared power to vote or direct the vote of 516,883,597 Class A Shares (including 15,319,102 ADSs representing 30,638,204 Class A Shares), representing approximately 21.25% of the outstanding Class A Shares, based on the total number of Class A Shares outstanding as of June 20, 2016, which was 2,432,653,305 (being the sum of 144,952,250 Class A Shares issued by the issuer to Wal-Mart Stores, Inc. on June 20, 2016, as reported on the Issuer’s Form 6-K filed June 21, 2016, and 2,287,701,055 Class A Shares reported as outstanding as of December 31, 2015 in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on April 18, 2016).

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Appendix A hereto beneficially owns any Shares.

Item 5(c) of the Statement is hereby amended and restated in its entirety as follows:

(c) Appendix B hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the ADSs effected during the past sixty (60) days by any of the Reporting Persons.

The information set forth in Item 3 above is also incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated August 19, 2016 between Huang River Investment Limited and Tencent Holdings Limited

13D/A

Appendix A

EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Chairman of the Board
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	Director
Charles St Leger Searle	Republic of South Africa	Director
Jacobus Petrus Bekker	Republic of South Africa	Director
Li Dong Sheng	People’s Republic of China	Director
Iain Ferguson Bruce	People’s Republic of China (Hong Kong SAR)	Director
Ian Charles Stone	People’s Republic of China (Hong Kong SAR)	Director
Yang Siu Shun	People’s Republic of China (Hong Kong SAR)	Director

Executive officers:
Ma Huateng	People’s Republic of China	Chief Executive Officer
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	President
David A.M. Wallerstein	United States of America	Chief eXploration Officer, Senior Executive Vice President
Xu Chenye	People’s Republic of China	Chief Information Officer

Ren Yuxin	People’s Republic of China	Chief Operating Officer and President of Interactive Entertainment Group and Mobile Internet Group
James Gordon Mitchell	United Kingdom of Great Britain and Northern Ireland	Chief Strategy Officer and Senior Executive Vice President
John Shek Hon Lo	People’s Republic of China (Hong Kong SAR)	Senior Vice President and Chief Financial Officer

13D/A

EXECUTIVE OFFICERS AND DIRECTORS OF HUANG RIVER INVESTMENT LIMITED

The names of the directors and the names and titles of the executive officers of Huang River Investment Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Huang River Investment Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director

Executive officers:
N/A

Appendix B

All transactions summarized in the table below were purchases effected in the open market. The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of ADSs purchased at each separate price in the transactions summarized in the table below.

Name	Date	ADSs	Average Price per ADS	Price Range of ADSs
Huang River Investment Limited	August 12, 2016	4,098,000	$24.3971	$23.59-$24.89
Huang River Investment Limited	August 17, 2016	2,420,581	$25.3273	$24.99-$25.44
Huang River Investment Limited	August 18, 2016	1,498,000	$25.3469	$25.13-$25.51

13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2016

Tencent Holdings Limited

By:	/s/ MA Huateng
	Name:	MA Huateng
	Title:	Authorized Representative

Huang River Investment Limited

By:	/s/ MA Huateng
	Name:	MA Huateng
	Title:	Authorized Representative

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Amendment No. 1 to statement on Schedule 13D (including any future amendments) relating to Class A ordinary shares, par value US$0.00002 per share of JD.com, Inc., a company with limited liability incorporated under the laws of the Cayman Islands. This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.

Date: August 19, 2016

Tencent Holdings Limited

By:	/s/ MA Huateng
	Name:	MA Huateng
	Title:	Authorized Representative

Huang River Investment Limited

By:	/s/ MA Huateng
	Name:	MA Huateng
	Title:	Authorized Representative